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American High-Income Trust
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

November 20, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American High-Income Trust
File Nos. 811-05364 and 033-17917

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 2, 2009 to the fund’s Post-Effective Amendment No. 33 to the Registration Statement under the Securities Act of 1933 and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 1, 2009.

1.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus does not specify any limits on the maturities or durations of securities held by the fund.  Please include if there are any.

Response:   The fund generally has the ability to invest in securities of all maturities and durations.  We will include disclosure to this effect in the “Investment objectives, strategies and risks” section of the prospectus.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The fund’s SAI states that the fund has the ability to invest up to 25% of its assets outside the United States.  Please disclose more clearly in the “Principal investment strategies” section of the prospectus the fund’s ability to invest outside the United States.

Response:   We will more clearly disclose the fund’s ability to invest a portion of its assets outside of the United States in the “Principal investment strategies” section of the prospectus.

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please clarify the disclosure regarding the fund’s ability to invest in equity securities.

Response:   We will remove the language regarding investing in equity securities from the “Principal investment strategies” section of the prospectus as this is not a principal strategy of the fund.  We will clarify the types of equity securities that the fund may invest in in the “Investment objectives, strategies and risks” section of the fund’s prospectus.

4.           Principal risks – page 3 of the fund’s prospectus

Comment:  Since the fund’s principal strategy is to invest in securities below investment grade, please provide more descriptive disclosure about the risks of investing in such securities and make this disclosure more prominent.

Response:   We will include more descriptive disclosure about the risks of investing in below investment grade securities and put this disclosure as the first main risk factor in the “Principal risks” section of the prospectus.

5.           Investment objectives, strategies and risks – page 8 of the fund’s prospectus

Comment:  Why does the risk set forth in the third paragraph specifically reference common stocks if this is fixed-income fund?

Response:   The reference specifically to common stocks was inadvertently inserted into this disclosure.  We will remove the reference to common stocks and revise the language to apply more generally to the securities in which the fund invests.

6.           Investment objectives, strategies and risks – page 8 of the fund’s prospectus

Comment:  You disclose that the fund may hold a significant portion of its assets in cash or money market instruments for temporary defensive purposes.  Please provide an example of when the fund may implement this strategy.

Response:   We will add disclosure that provides an example of when the investment adviser might determine that it is appropriate to employ this strategy.

7.           Purchase, exchange and sale of shares – Valuing shares – page 25 of the fund’s prospectus

Comment:  Please update the fund’s disclosure regarding valuing shares to conform with, or explain how the disclosure addresses, Securities and Exchange Commission Release IC-26418.

Response:   The disclosure in the fund’s prospectus was drafted to address the requirements of Securities and Exchange Commission Release IC-26418 when it was adopted and we believe addresses the requirements of that release.  The release requires a fund to disclose that the fund uses fair value prices any time that market prices for its portfolio securities are not readily available (including when they are not reliable).  The release further states that the disclosure regarding the circumstances under which a fund will use fair value pricing should be specific to the fund and that the fund must explain the effects of using fair value pricing.  The release states that “the instruction requires the disclosure regarding fair value pricing to be brief, and… funds will not be required to provide detailed information about their fair value pricing methodologies and formulas.”

We believe that the fund’s disclosure addresses each of these requirements.  The disclosure specifically states that the fund has adopted procedures for making “fair value” determinations if market quotations are not readily available or are not considered reliable.  The disclosure goes on to give a fund specific example, that fair value procedures may be used if an issuer defaults and there is no market for its securities.  This is a potential scenario for which fair value determinations would need to be used for the fund.  The disclosure then explains the effects of using fair value pricing by stating that the use of the procedures is intended to result in more appropriate net asset values.  We believe that this is the brief description of fair value pricing that the release calls for.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary